SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Report on Form 6-K dated For the month of May, 2009

VOTORANTIM PULP and PAPER INC.
(Translation of Registrant’s Name Into English)

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

 (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-________)

VOTORANTIM CELULOSE E PAPEL S.A.

CNPJ/MF nº 60.643.228/0001-21

NIRE 35.300.022.807

NOTICE TO THE MARKET

In a notice dated May 7, 2009 ("CVM Notice"), the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM") asked Votorantim Celulose e Papel S.A. ("VCP") if it had any knowledge of any fact that could explain the price fluctuation in VCP's preferred shares which occurred on May 5, 2009 and May 6, 2009.

In response to the CVM Notice, VCP provided the CVM with a letter dated May 8, 2009 that referred the CVM to a letter dated April 29, 2009 ("VCP—Bovespa Letter"), a copy of which was sent to the CVM. VCP submitted the VCP—Bovespa Letter to the BM&F Bovespa S.A. Bolsa de Valores, Mercadorias e Futuros ("Bovespa") in response to a notice dated April 24, 2009 that had been sent by the Bovespa to VCP in connection with price fluctuations in VCP's preferred shares.

In its May 8, 2009 response to the CVM, VCP reiterated its commitment to keep the market informed of any material facts or events relating to the transaction announced to the market in the Material Event Notice of January 20, 2009 or to VCP's operations.

São Paulo, May 8, 2009.

Paulo Prignolato

CFO and Investor Relations Officer

This notice is not an offer to sell or an offer to buy securities in the United States of America.  Any transactions involving offers of securities or offers to buy securities referred to in this notice will not be carried out in the United States absent registration or an exemption from registration.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

VOTORANTIM PULP and PAPER INC. (Registrant)

Date: May 8, 2009	By:	/s/ Paulo Prignolato
Name: Paulo Prignolato
Title: Chief Financial Officer